Exhibit 99.1

HEXO Corp.

Condensed Interim

Consolidated Financial Statements

For the three months ended October 31, 2021 and 2020

Table of Contents

Condensed Interim Consolidated Statements of Financial Position	3

Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss	4

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	5

Condensed Interim Consolidated Statements of Cash Flows	6

Notes to the Condensed Interim Consolidated Financial Statements:

1. Description of Business	7
2. Going Concern	7
3. Basis of Preparation	8
4. New Accounting Policies and Pronouncements	8
5. Restricted Funds	9
6. Cash Held in Escrow	9
7. Commodity Taxes Recoverable and Other Receivables	9
8. Inventory	9
9. Biological Assets	10
10. Investments in Associates & Joint Venture	11
11. Long-term Investments	11
12. Property, Plant and Equipment	12
13. Intangible Assets	13
14. Business Acquisitions	13
15. Goodwill	16
16. Warrant Liabilities	16
17. Convertible Debentures	17
18. Senior Secured Convertible Note	18
19. Lease Liabilities	21
20. Senior Notes Payable	21
21. Share Capital	22
22. Common Share Purchase Warrants	22
23. Share-based Compensation	23
24. Net Loss per Share	25
25. Financial Instruments	25
26. Operating Expenses by Nature	27
27. Other Income and Losses	28
28. Related Party Disclosure	28
29. Capital Management	29
30. Commitments and Contingencies	29
31. Fair Value of Financial Instruments	30
32. Non-Controlling Interest	31
33. Revenue from Sale of Goods	31
34. Segmented Information	31
35. Operating Cash Flow	32
36. Income Taxes	32
37. Subsequent Events	32

Condensed Interim Consolidated Statements of Financial Position

(Unaudited, expressed in thousands of Canadian Dollars)

As at	Note	October 31, 2021	July 31, 2021
Assets		$	$
Current assets
Cash and cash equivalents		55,763	67,462
Restricted funds	5	131,571	132,246
Cash held in escrow	6	–	285,779
Trade receivables		46,977	37,421
Commodity taxes recoverable and other receivables	7	6,626	13,549
Income tax recoverable		4,714	–
Prepaid expenses		11,715	7,490
Inventory	8	140,522	135,327
Biological assets	9	20,262	14,284
Assets held for sale	14	2,513	–
		420,663	693,558
Non-current assets
Property, plant and equipment	12	512,784	393,902
Intangible assets	13	242,893	50,608
Investment in associates and joint venture	10	47,466	74,679
Lease receivable		4,450	4,453
Long-term investments	11	2,213	2,492
Prepaid expenses		8,502	3,922
Goodwill	15	375,039	88,189
Total assets		1,614,010	1,311,803
Liabilities
Current liabilities
Accounts payable and accrued liabilities		53,902	63,557
Excise taxes payable		4,635	6,591
Warrant liabilities	16	17,521	5,733
Lease liability	19	2,086	1,730
Senior notes payable	20	50,174	50,159
Convertible debentures – current	17	–	3,406
Senior secured convertible note	18	277,984	367,699
Onerous contract		4,763	4,763
		411,065	503,638
Non-current liabilities
Lease liability	19	43,323	42,155
Convertible debentures	17	34,278	33,089
Deferred income tax liability		60,740	136
Other long-term liabilities		420	520
Total liabilities		549,826	579,538
Shareholders’ equity
Share capital	21	1,712,163	1,267,967
Share-based payment reserve	23	70,995	69,750
Warrant reserve	22	82,495	124,112
Contributed surplus		84,993	41,290
Accumulated deficit		(886,566)	(773,993)
Accumulated other comprehensive income		1,516	1,152
Total equity attributable to shareholders of HEXO Corp.		1,065,596	730,278
Non-controlling interest	32	(1,412)	1,987
Total shareholders’ equity		1,064,184	732,265
Total liabilities and shareholders’ equity		1,614,010	1,311,803
Going Concern (Note 2)
Commitments and contingencies (Note 30)
Subsequent events (Note 37)

Approved by the Board of Directors

/s/  Jason Ewart, Director

/s/  Michael Munzar, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss

(Unaudited, expressed in thousands of Canadian Dollars, except per share data)

For the three months ended	Note	October 31, 2021	October 31, 2020
Revenue from sale of goods	33	69,497	41,300
Excise taxes		(19,535)	(11,887)
Net revenue from sale of goods		49,962	29,413
Ancillary revenue		226	55
Net revenue		50,188	29,468
Cost of goods sold	8	82,985	17,544
Gross profit/(loss) before fair value adjustments		(32,797)	11,924
Fair value component in inventory sold	8	12,760	4,806
Unrealized gain on changes in fair value of biological assets	9	(13,581)	(11,096)
Gross profit/(loss)		(31,976)	18,214

Operating expenses
Selling, general and administrative	26	22,484	11,916
Marketing and promotion		6,223	2,082
Share-based compensation		3,824	2,930
Research and development		967	1,033
Depreciation of property, plant and equipment	12	2,057	1,078
Amortization of intangible assets	13	8,158	331
Restructuring costs		3,989	525
Impairment of property, plant and equipment	12	23,803	803
Impairment of investment in associate	10	26,925	–
Loss on disposal of property, plant and equipment		329	78
Acquisition and transaction costs		24,374	–
		123,133	20,776
Loss from operations		(155,109)	(2,562)

Interest income (expense), net	27	(4,531)	(1,895)
Non-operating income (expense), net	27	42,213	260
Loss before tax		(117,427)	(4,197)
Current and deferred tax	36	155	–
Net loss		(117,272)	(4,197)
Other comprehensive income
Foreign currency translation		88	–
Gain on fair value due to changes in credit spread, net of tax	18	276	–
Net loss and comprehensive loss		(116,908)	(4,197)
Comprehensive loss attributable to:
Shareholders of HEXO Corp.		(112,209)	(4,197)
Non-controlling interest		(4,699)	–
		(116,908)	(4,197)
Net loss and comprehensive loss per share, basic and diluted		(0.46)	(0.04)
Weighted average number of outstanding shares Basic and diluted	24	251,805,870	120,849,745

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited, expressed in thousands of Canadian Dollars, except numbers of shares)

For the three months ended	Note	Number of common shares	Share capital	Share-based payment reserve	Warrant reserves	Contributed surplus	Accumulated OCI	Accumulated deficit	Non-controlling interest	Total equity
			$	$	$	$	$	$	$	$
Balance at July 31, 2020		120,616,441	1,023,788	65,746	95,617	27,377	–	(659,231)	3,379	556,676
June 2020 at the market offering		244,875	–	–	–	–	–	–	–	–
Issuance fees		–	(200)	–	–	–	–	–	–	(200)
Expiry of stock options		–	–	(4,918)	–	4,918	–	–	–	–
Equity-settled share-based payments	23	–	–	3,363	–	–	–	–	–	3,363
Non-controlling interest		–	–	–	–	–	–	–	371	371
Net loss		–	–	–	–	–	–	(4,197)	–	(4,197)
Balance at October 31, 2020		120,861,316	1,023,588	64,191	95,617	32,295	–	(663,428)	3,750	556,013

Balance at July 31, 2021		152,645,946	1,267,967	69,750	124,112	41,290	1,152	(773,993)	1,987	732,265
August 2021 public offering, net	21	49,325,424	135,779	–	–	–	–	–	–	135,779
Business acquisitions, net	14	75,073,121	230,232	18	769	–	–	–	–	231,019
Senior secured convertible note, net	18	34,070,379	75,885	–	–	–	–	–	–	75,885
Broker compensation	21	502,176	2,154	–	–	–	–	–	–	2,154
Exercise of stock options	23	17,024	146	(104)	–	–	–	–	–	42
Expiry of stock options		–	–	(2,592)	–	2,592	–	–	–	–
Expiry of warrants		–	–	–	(42,386)	42,386	–	–	–	–
Equity-settled share-based payments	23	–	–	3,923	–	–	–	–	–	3,923
Other comprehensive income		–	–	–	–	–	364	–	25	389
Non-controlling interest	32	–	–	–	–	(1,275)	–	–	1,275	–
Net loss		–	–	–	–	–	–	(112,573)	(4,699)	(117,272)
Balance at October 31, 2021		311,634,070	1,712,163	70,995	82,495	84,993	1,516	(886,566)	(1,412)	1,064,184

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited, expressed in thousands of Canadian Dollars)

For the three months ended	Note	October 31, 2021	October 31, 2020
Operating activities		$	$
Loss before tax		(117,427)	(4,197)
Items not affecting cash	35	75,655	3,023
Changes in non-cash operating working capital items	35	(14,725)	(4,930)
Cash used in operating activities		(56,497)	(6,104)
Financing activities
Proceeds from public offering, net		175,034	–
Issuance fees		(250)	(200)
Proceeds from the exercise of stock options	23	42	–
Repayments of debt		(6,754)	(875)
Interest paid on term loan		(1,816)	(285)
Lease payments	19	(1,626)	(1,107)
Interest paid on unsecured convertible debentures	17	(821)	(803)
Cash provided/(used in) financing activities		163,809	(3,270)
Investing activities
Cash outflows to restricted funds		–	(23,163)
Cash received from escrow	6	286,454	–
Cash payment on business acquisition, net of cash acquired	14	(381,157)	–
Proceeds from sale of property, plant and equipment		1,748	196
Acquisition of property, plant and equipment		(22,589)	(1,709)
Purchase of intangible assets		(1,606)	(350)
Investment in associates and joint ventures	10	(1,861)	–
Cash used in investing activities		(119,011)	(25,026)
(Decrease)/increase in cash and cash equivalents		(11,699)	(34,400)
Cash and cash equivalents, beginning of period		67,462	184,173
Cash and cash equivalents, end of period		55,763	149,773
Supplemental cashflow information in Note 35.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended October 31, 2021 and 2020

(Unaudited, expressed in thousands of Canadian Dollars, except share amounts or where otherwise stated)

1. Description of Business

HEXO Corp. (“HEXO” or the “Company”), is a publicly traded corporation, incorporated in Ontario, Canada. HEXO is licensed to produce and sell cannabis and cannabis products under the Cannabis Act. The head office is located at 120 Chemin de la Rive, Gatineau, Canada. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the National Association of Securities Dealers Automated Quotations (“Nasdaq”), both under the trading symbol “HEXO”. The Company was listed on the New York Stock Exchange up to August 24, 2021, at which time the Company transferred its US listing to the Nasdaq.

2. Going Concern

These condensed interim consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applicable to a going concern, which assumes that the Company will be able to continue its operations and will be able to realize its assets and settle its liabilities in the normal course of business as they come due in the foreseeable future.

During the three months ended October 31, 2021, the Company reported an operating loss of $155,109; cash outflows from operating activities of $56,497 and an accumulated deficit of ($886,566).

Under the terms of the Senior Secured Convertible Note, the holder has the option to require monthly redemptions, which are settled in either cash or equity. In order to retain the right to settle the monthly redemptions in either cash or equity, the Company must maintain, for each of the 20 previous trading days, a daily volume weighted average price per common share on the Nasdaq Capital Market (“VWAP”) above US$1.50, as well as meet certain other conditions (Note 18). In the event that these conditions are not met, the Company must seek a waiver from the holder in order to settle each monthly redemption in equity (the “Equity Condition Waiver”). If the holder does not grant the Equity Condition Waiver, the monthly redemption is required to be settled in cash.

To date, when requested, the holder has granted the Equity Condition Waiver and has permitted settlement of the monthly redemptions in equity. However, there can be no assurances that the requirements for the Equity Conditions Waiver will continue to be met, or if they are not met, that the holder will continue to grant equity waivers to permit settlement of the monthly redemptions in equity. As such, there exists a risk that significant cash outflows may be required over the next twelve months under the terms of the Senior Secured Convertible Note.

Existing funds on hand, when combined with operational cash flow, would not be sufficient to fund the potential Senior Secured Convertible Note redemption payments. Additionally, the ability to fund capex budgets, convertible debt and other commitments may be at risk due to cash payments towards the Senior Secured Convertible Note. Management is exploring several options to secure the necessary financing, which could include the issuance of new public or private equity or debt instruments, supplemented with operating cash inflows from operations. Subsequent to October 31, 2021, management has resumed the previous at-the-market public offering. Nevertheless, there is no assurance that certain sources of additional future funding will be available to the Company or will be available on terms which are acceptable to management.

These circumstances create material uncertainties that lend substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to fund the repayment of existing borrowings, secure additional financing and to generate positive cash flows from operations. These condensed interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary If the company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

3. Basis of Preparation

Statement of Compliance

These condensed interim consolidated financial statements (“interim consolidated financial statements”) have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), using accounting policies consistent with IFRS as issued by the International Accounting Standards Board and IFRS Interpretations Committee (“IFRIC”). These interim consolidated financial statements do not contain all the disclosures required in annual consolidated financial statements and should be read in conjunction with the annual consolidated financial statements of the Company for the year ended July 31, 2021, prepared in accordance with IFRS.

The interim consolidated financial statements have been prepared using accounting policies consistent with those described in the annual consolidated financial statements for the year ended July 31, 2021.

These interim consolidated financial statements were approved and authorized for issue by the Board of Directors on December 14, 2021.

Share Consolidation

The Company finalized a share consolidation on the basis of four pre-consolidation common shares for one post consolidation common share (4:1) by way of shareholder approval at the annual and special meeting of shareholders held December 11, 2020 (the “Share Consolidation”). All current and comparative balances of common shares, common share purchase warrants, stock options and restricted share units herein are reflective of the Share Consolidation (unless otherwise noted).

4. New Accounting Policies and Pronouncements

New Accounting Pronouncements Not Yet Effective

The following IFRS amendments have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment will apply retrospectively for the annual reporting period beginning August 1, 2022. The Company is currently evaluating the potential impact of this amendment on the Company’s consolidated financial statements.

Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendment narrowed the scope of certain recognition exemptions so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. An entity applies the amendments to transactions that occur on or after the beginning of the earliest comparative period presented. It also, at the beginning of the earliest comparative period presented, recognizes deferred tax for all temporary differences related to leases and decommissioning obligations and recognizes the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date. The amendment will be effective for the annual period beginning August 1, 2023 and the Company has chosen not to early adopt the amendment. The Company is currently evaluating the potential impact of this amendment on the Company’s consolidated financial statements.

Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment applies retrospectively for annual reporting period beginning August 1, 2022 and has chosen not to early adopt. The Company is currently evaluating the potential impact of this amendment on the Company’s consolidated financial statements.

Amendments to IAS 16: Property Plant and Equipment: Proceeds before intended use

The amendment clarifies the accounting for the net proceeds from selling any items produced while bringing an item of property plant and equipment into use. The amendment prohibits a company from deducting from the cost of property plant and equipment proceeds from selling items produced while the company is preparing that assets for its intended use. The company will recognize such sales proceeds and related costs in profit and loss. The amendment applies retrospectively for annual reporting period beginning August 1, 2022 and has chosen not to early adopt. The Company is currently evaluating the potential impact of this amendment on the Company’s financial statements.

5. Restricted Funds

	October 31, 2021	July 31, 2021
	$	$
Letters of credit, collateral and guarantees for purchases	2,502	2,552
Restricted cash under terms of the Senior Secured Convertible Note (Note 18)	99,072	99,696
Cash restricted in captive insurance subsidiary	29,997	29,998
Total	131,571	132,246

6. Cash Held in Escrow

On May 27, 2021, the Company issued US$360 million in a senior secured convertible note at a purchase price of US$327.6 million (Note 18). Under the senior secured convertible note agreement, US$229.32 million of the proceeds were immediately placed into an escrow account. On August 30, 2021 the Cash held in escrow was used, in full, towards funding the acquisition of all of the outstanding shares of the entities that carry on the business of Redecan (Note 14).

7. Commodity Taxes Recoverable and Other Receivables

	October 31, 2021	July 31, 2021
	$	$
Commodity taxes recoverable	6,507	56
Lease receivable – current[1]	119	107
Receivable on conversion of Inner Spirit Holdings Shares	–	2,698
Loan receivable[2]	–	5,000
Other receivables	–	5,688
Total	6,626	13,549

1 A related party capital lease receivable related to Truss Limited Partnership (Note 28).

2 A short term bridge loan issued to 48North who was acquired by the Company on September 1, 2021 (Note 14).

8. Inventory

	As at October 31, 2021
	Capitalized cost	Biological asset fair value adjustment	Total
Dried cannabis	$86,264	$10,975	$97,239
Purchased dried cannabis	3,011	–	3,011
Extracts	20,728	1,943	22,671
Purchased extracts	2,114	–	2,114
Packaging and supplies	15,487	–	15,487
	$127,604	$12,918	$140,522

	As at July 31, 2021
	Capitalized cost	Biological asset fair value adjustment	Total
Dried cannabis	$81,784	$24,257	$106,041
Purchased dried cannabis	1,754	–	1,754
Extracts	11,945	4,411	16,356
Purchased extracts	2,247	–	2,247
Packaging and supplies	8,929	–	8,929
	$106,659	$28,668	$135,327

The Company recognizes the costs (capitalized cost and biological asset fair value adjustment) of harvested cannabis inventory expensed in two separate lines on the consolidated statement of net loss: (i) Capitalized costs relating to inventory expensed and included in Cost of goods sold amounted to $45,193 for the three months ended October 31, 2021 (October 31, 2020 – $19,087) (ii) The fair value component (biological asset fair value adjustments) of inventory sold on the consolidated statement of net loss was $12,760 for the three months ended October 31, 2021 (October 31, 2020 – $4,806) and included a write down of inventory to its net realizable value of $7,597 ((October 31, 2020 – $nil). During the three months ended October 31, 2021, the Company recorded write-offs on inventory of $615 (October 31, 2020 – $nil) and wrote down inventory by $36,197 (October 31, 2020 – reversal of write offs of $1,543) to its net realizable value. A significant portion of the write down relates to the impairment of the Keystone Isolation Technology extraction capital project which was to utilize inventory in the commissioning phase (Note 12).

Total depreciation capitalized in inventory in the three months ended October 31, 2021 was $6,275 (October 31, 2020 – $3,724).

9. Biological Assets

The Company’s biological assets consist of cannabis plants throughout the growth cycle, from mother plants to plants in propagation, vegetative and flowering stages. The changes in the carrying value of biological assets are as follows:

	For the three months ended October 31, 2021	For the year ended July 31, 2021
	$	$
Balance, beginning of period	14,284	7,571
Acquired on business combination	8,352	8,892
Production costs capitalized	17,239	36,156
Net increase in fair value due to biological transformation and estimates	13,581	51,499
Harvested cannabis transferred to inventory	(32,214)	(89,834)
Disposal of biological assets	(980)	–
Balance, end of period	20,262	14,284

The valuation of biological assets is based on an income approach (Level 3) in which the fair value at the point of harvesting is estimated based on selling prices less the costs to sell. For in process biological assets (growing plants), the fair value at the point of harvest is adjusted based on the stage of growth at period-end. Harvested cannabis is transferred from biological assets at their fair value at harvest. During the three months ended October 31, 2021, the Company disposed $980 (October 31, 2020 – $nil) of biological assets due to the closure of an acquired cultivation facility.

The inputs and assumptions used in determining the fair value of cannabis plants are as follows:

●	yield per plant;
●

stage of growth percentage, estimated as age of plant from date of harvest as a percentage of total days in an average growing cycle, as applied to the estimated total fair value per gram (less fulfilment costs) to arrive at an in-process fair value for estimated biological assets to be harvested;

●	selling price per gram;
●	post-harvest cost (cost to complete and cost to sell) per gram; and
●	destruction/wastage of plants during the harvesting and processing process.

The table below summarized the significant inputs and assumptions used in the fair value model, their weighted average range of value and sensitivity analysis:

Significant inputs and assumptions	Input values		An increase or decrease of 5% applied to the unobservable input would result in a change to the fair value of approximately
	October 31, 2021	July 31, 2021	October 31, 2021	July 31, 2021
Weighted average selling price Derived from actual retail prices on a per product basis using the expected Flower and Trim yields per plant. Which is expected to approximate future selling prices and where applicable, considering strains.	$3.05 per dried gram	$3.05 per dried gram	$1,378	$746
Yield per plant Derived from historical harvest cycle results on a per strain basis, which is expected to be harvested from plants.	52-951 grams per plant	24-116 grams per plant	$938	$460
Post-harvest cost Derived from historical costs of production activities on a per product basis.	$0.13-$1.20 per dried gram	$0.67-$0.84 per dried gram	$430	$636

10. Investments in Associates & Joint Venture

	For the three months ended October 31, 2021			For the year ended July 31, 2021
	Truss LP	Other	Total	Truss LP	Other	Total
	$	$	$	$	$	$
Balance, beginning of period	72,873	1,806	74,679	74,966	1,340	76,306
Cash contributed to investment	850	1,011	1,861	4,250	783	5,033
Share of net loss	(1,798)	(351)	(2,149)	(6,343)	(162)	(6,505)
Impairment	(26,925)	–	(26,925)	–	–	–
Foreign exchange loss through OCI	–	–	–	–	(155)	(155)
Balance, end of period	45,000	2,466	47,466	72,873	1,806	74,679

Truss LP

The Truss LP was formed between the Company and Molson Coors Canada (the “Partner”) and is a standalone entity, incorporated in Canada, with its own board of directors and an independent management team. The Partner holds 57,500 common shares representing 57.5% controlling interest in Truss LP with the Company holding 42,500 common shares and representing the remaining 42.5%. Truss LP is a private limited partnership and its principal operating activities consist of pursuing opportunities to develop non-alcoholic, cannabis-infused beverages.

On October 31, 2021 the Company noted indicators of impairment related to the Truss LP investment, notably, a reduced financial outlook and an additional requirement for capital to sustain operations. The Company tested the investment for impairment and recorded an impairment loss as outlined below. The recoverable amount was based on the estimated fair value less costs of disposal. The fair value less costs of disposal was estimated utilizing an income based discounted cash flows (“DCF”) analysis.

The significant assumptions in the DCF analysis were as follows:

i. Cash flows: Estimated cash flows were projected based on actual operating results from internal sources as well as industry and market trends. A five year period was forecasted with an extended five year period calculated using a discount model that assumes the growth rate of will decrease linearly to the terminal value growth rate of 3%.;

ii. Terminal value growth rate: Management used a 3% terminal growth rate which is based on historical and projected consumer inflation, historical and projected economic indicators, and projected industry growth. If all other assumption were held constant and the terminal growth rate was decreased by 1%, the impairment loss would increase by $3,098; and

iii. Discount rate: Management used a 15% post-tax discount rate which is reflective of an industry Weighted Average Cost of Capital (“WACC”). The WACC was estimated based on the risk-free rate, equity risk premium based on a direct comparison approach, a size premium and company specific risk, and after-tax cost of debt based on corporate bond yields. If all other assumptions were held constant and the discount rate increased by 1%, the impairment loss would increase by $8,394.

As a result of the test, the carrying value of the investment was higher than the recoverable amount, and an impairment loss of $26,925 (October 31, 2020 – $nil) was recorded.

11. Long-term Investments

	Fair value July 31, 2021	Transfer	Divestiture	Change in fair value	Fair value October 31, 2021
		$	$	$	$
Level 1 Investments
Fire and Flower common shares	1,227	–	–	(264)	963
Sundial Growers Inc. common shares	621	–	–	(15)	606
Other long-term investments	504	–	–	–	504
Level 3 Investments
Segra International Corp.	140	–	–	–	140
Total	2,492	–	–	(279)	2,213

12. Property, Plant and Equipment

Cost	Land	Buildings	Leasehold improvements	Cultivation and production equipment	Furniture, computers, vehicles and equipment	Construction in progress	Right-of-Use assets	Total
	$	$	$	$	$	$	$	$
At July 31, 2020	1,656	164,949	24,439	33,461	18,871	98,135	24,405	365,916
Business acquisition	1,100	95,788	–	6,154	8,578	395	17,059	129,074
Additions	–	1,213	63	2,284	294	16,960	–	20,814
Disposals	–	1	–	(67)	–	–	(1,055)	(1,121)
Transfers	–	3,951	17,649	884	1,388	(23,544)	–	328
At July 31, 2021	2,756	265,902	42,151	42,716	29,131	91,946	40,409	515,011
Business acquisitions	8,941	59,856	545	58,063	2,053	4,076	1,993	135,527
Additions	61	241	–	791	(26)	16,351	–	17,418
Disposals	–	–	–	(93)	(1,786)	(223)	–	(2,102)
Transfers	–	646	490	42	(490)	(980)	–	(292)
At October 31, 2021	11,758	326,645	43,186	101,519	28,882	111,170	42,402	665,562

Accumulated depreciation and impairments
At July 31, 2020	307	13,712	1,009	8,691	4,141	48,990	3,700	80,550
Depreciation	–	7,981	2,173	5,145	4,229	–	2,246	21,774
Transfers	–	(110)	(16)	(78)	(277)	–	–	(481)
Disposals	–	–	–	–	–	–	(964)	(964)
Impairments	–	160	85	2,104	61	–	17,820	20,230
At July 31, 2021	307	21,743	3,251	15,862	8,154	48,990	22,802	121,109
Depreciation	–	2,955	820	2,794	1,148	–	615	8,332
Transfers	–	(1)	–	94	(534)	–	–	(441)
Disposals	–	–	–	–	(25)	–	–	(25)
Impairments	–	9,569	–	–	19	14,215	–	23,803
At October 31, 2021	307	34,266	4,071	18,750	8,762	63,205	23,417	152,778

Net book value
At July 31, 2020	1,349	151,237	23,430	24,770	14,730	49,145	20,705	285,366
At July 31, 2021	2,449	244,159	38,900	26,854	20,977	42,956	17,607	393.902
At October 31, 2021	11,451	292,379	39,115	82,769	20,120	47,965	18,985	512,784

During the three months ended October 31,2021, the Company capitalized $6,275 (October 31, 2020 – $3,724) of depreciation to inventory. During the three months ended October 31, 2021, depreciation expensed to the consolidated statement of loss and comprehensive loss was $2,057 (October 31, 2020 – $1,078).

At October 31, 2021 the Company identified impairment to its Keystone Isolation Technology (KIT) capital project which was suspended. The KIT capital project related to the development and commissioning of new cannabis extraction and isolation equipment. As such the Company impaired the associated equipment for an impairment loss of $11,261.

The Company also identified impairments of an unutilized zone within a cultivation facility and as a result, impairment losses of $12,036 (October 31, 2020 - $nil) were recorded.

Capitalized borrowing costs to buildings in the three months ended October 31, 2021, was $nil (October 31, 2020 – $617 at an average interest rate of 6.5%). Transfers from construction in progress during the year reflect the activation of an asset’s useful life, transitioning from construction in progress to the appropriate property, plant and equipment classification.

13. Intangible Assets

Cost	Cultivating and processing license	Brands	Software	Domain names	Patents/ Know-how	Total
	$	$	$	$	$	$
At July 31, 2020	116,433	8,440	3,710	585	1,933	131,101
Additions	–	–	1,546	–	790	2,336
Business acquisition	28,914	5,400	–	–	–	34,314
Disposals	–	–	(872)	–	–	(872)
At July 31, 2021	145,347	13,840	4,384	585	2,723	166,879
Additions	–	–	1,432	–	174	1,606
Business acquisitions	73,079	97,200	1,221	–	27,337	198,837
At October 31, 2021	218,426	111,040	7,037	585	30,234	367,322

Accumulated amortization and impairments
At July 31, 2020	110,957	2,000	1,966	125	45	115,093
Amortization	765	170	922	59	134	2,050
Disposals	–	–	(872)	–	–	(872)
At July 31, 2021	111,722	2,170	2,016	184	179	116,271
Amortization	4,203	2,111	1,023	15	806	8,158
At October 31, 2021	115,925	4,281	3,039	199	985	124,429

Net book value
At July 31, 2020	5,476	6,440	1,744	460	1,888	16,008
At July 31, 2021	33,625	11,670	2,368	401	2,544	50,608
At October 31, 2021	102,501	106,759	3,998	386	29,249	242,893

Research and development expenses in the three months ended October 31, 2021 were $967 (October 31, 2020 - $1,033).

During the period, the Company adjusted the estimated useful life of its previously indefinite life brand to a three-year period based on new available information such as market comparatives and market sales data.

14. Business Acquisitions

Goodwill arising from the acquisitions represents the expected synergies, future income and growth, and other intangibles that do not qualify for separate recognition. None of the goodwill arising from the acquisitions are expected to be deductible for tax purposes.

Acquisition of 48North Cannabis Corp.

On September 1, 2021, pre-market open, the Company acquired 100% of the issued and outstanding common shares of 48North Cannabis Corp. (“48North”). 48North is a Canadian-licensed cultivator and seller of medical and adult-use cannabis. 48North was acquired for select intellectual properties and its established market share. Under the arrangement, each former 48North common share was exchanged for 0.02366 (the “exchange ratio”) of a HEXO common share. In addition, all issued and outstanding stock options and compensation units of 48North were replaced with HEXO backed units, having the same terms but adjusted for the exchange ratio, and all issued and outstanding common share purchase warrants of 48North became exercisable for HEXO common shares adjusted for the exchange ratio.

The following table summarizes the purchase consideration and preliminary values of the net assets acquired from 48North on the acquisition date. The fair values of intangible assets are preliminary and subject to change within the one-year measurement period.

		Units	Unit Price	Fair Value
			($)	($)
Consideration
Shares issued	(i)	5,352,005	3.10	16,591
Replacement warrants outstanding	(ii)	1,554,320		769
Replacement stock options issued	(iii)	17,766		18
Settlement of pre-existing debt	(iv)	n/a		5,000
Total fair value of consideration				22,378

Net assets acquired
Current assets
Cash and cash equivalents		989
Accounts receivable		1,263
Other receivables		259
Prepaid expenses		2,962
Inventory		5,040
Biological assets		875
Assets held for sale		2,513

Non-current assets
Property, Plant and Equipment		9,683
Intangible assets - brands		2,500
Goodwill	Note 15	11,453
Total assets		37,537

Current liabilities
Accounts payable and accrued liabilities		(10,580)
Excise taxes payable		(555)
Lease Liability		(178)

Non-current liabilities
Lease Liability		(553)
Term loan		(3,293)
Total liabilities		(15,159)
Total net assets acquired		22,378

(i)	As the acquisition closed pre-markets on September 1, 2021, the share price is based upon the closing HEXO Corp. TSX market price of common shares on August 31, 2021.

(ii)	Warrants were valued using the Black-Scholes option pricing model as at the acquisition date September 1, 2021, using the following assumptions:

●	Risk free rate of 0.39%-0.53%
●	Expected life of 1 – 3 years
●	Volatility rate of 101%; determined using historical volatility data
●	Exercise prices of $6.34-$72.70
●	Share price of $3.10

(iii)	All vested and replaced stock options were valued using the Black-Scholes option pricing model as at the acquisition date of September 1, 2021, using the following assumptions and inputs;

●	Risk free rate of 0.31% – 0.51%
●	Expected life of 0.16 – 2.59 years
●	Volatility rate of 101%; determined using historical volatility data
●	Exercise prices of $6.33 – $46.03
●	Share price of $3.10

(iv)

Prior to the transactions closing date, the Company issued a $5,000 subordinated secured bridge loan with a 6-month term to 48North. For purposes of the acquisition accounting the loan, which had a fair value of $5,000, was effectively settled at the acquisition date and included in purchase consideration.

The fair value of the vested share based compensation as at the acquisition date was deemed consideration paid in the transaction. The fair value of those options not yet vested at the acquisition date was added to the Company’s share-based payment reserve to be expensed over the remaining vesting period of the options as permitted under IFRS 3 – Business Combinations.

During the three months ended October 31, 2021, 48North contributed net revenue of $1,132 and a comprehensive net loss attributed to shareholders of $3,526 to the Company’s consolidated results since the date of acquisition. If the acquisition had occurred on August 1, 2021 management estimates that the Company’s consolidated net revenue and the comprehensive net loss would not have been materially impacted.

Prior to the acquisition of 48North, the previous management team had placed the Good Farm facility on the market for sale. This facility remained held for sale as at the acquisition date September 1, 2021 and October 31, 2021.

Acquisition of Redecan

On August 30, 2021, the Company acquired 100% of the outstanding shares of the entities that carry on the business of Redecan. Redecan was acquired for its brands, growing capability (including outdoor growing capability) intellectual properties and its established market share.

The following table summarizes the purchase consideration and preliminary values of the net assets acquired from Redecan on the acquisition date. The fair values of the purchase price working capital and intangible assets are preliminary are subject to change within the one-year measurement period.

		Units	Unit Price	Fair Value
			($)	($)
Consideration
Cash	(i)			402,173
Shares issued	(ii)	69,721,116	3.07	214,044
Total fair value of consideration				616,217

Net assets acquired
Current assets
Cash and cash equivalents				20,027
Accounts receivable				9,795
Prepaid expenses				4,366
Excise taxes receivable				2,566
Inventory				37,229
Biological assets				7,476
Income tax recoverable				4,947

Non-current assets
Property, plant and equipment				125,844
Cultivation and processing license				73,079
Brands				94,700
Intellectual property and know-how				27,337
Intangible assets - software				1,221
Goodwill	Note 15			275,397
Total assets				683,984

Current liabilities
Accounts payable and accrued liabilities				(4,340)
Excise taxes payable				(1,125)
Lease liability – current				(144)
Income Tax Payable				(188)

Non-current liabilities
Lease Liability				(1,117)
Deferred tax				(60,853)
Total liabilities				(67,767)
Total net assets acquired				616,217

(i)

Cash consideration of $402,173 was paid upon the closing of the acquisition on August 30, 2021. Under the share purchase agreement, the $400,000 cash consideration includes a variable component based upon a $4,500 working capital estimate. Upon closing of the transaction, the working capital of Redecan was estimated at a surplus of $2,173 above the $4,500 amount. As at October 31, 2021, $5,000 of the cash consideration remains held in escrow with a third party agent. Per the share purchase agreement, the Company had a period of 60 days after closing the transaction to settle the working capital balance as at August 30, 2021. As at October 31, 2021 and the date of these condensed interim consolidated financial statements, finalization of the initial working capital has not yet occurred.

(ii)	As the acquisition closed intraday on August 30, 2021, the share price is based upon the closing HEXO Corp. TSX market price of common shares on August 30, 2021.

The identified cultivation and processing license (“the license”) enables the Company to cultivate and produce cannabis products for sale and was valued at $73,079 using a with-or-without approach in an income based discounted cash flow (“DCF”) valuation model (Level 3). The model estimates the value of the license as the difference between the present value of the future cash flows of the facility with-or-without a license in place, as at the acquisition date. Significant estimates in the model include the forecast gross margin and the estimated time to obtain a licence and complete cultivation and production ramp up. If all other assumptions were held constant, and the forecasted gross margin rate was decreased by 10%, the valuation of the cultivation and processing license would decrease by $18,300. In the with-or-without approach, reducing the estimated time to obtain a licence and complete cultivation and production ramp up by six months would reduce the valuation of the license by $21,800.

The identified Brand asset which allows the Company immediate access to accretive market share and product offerings has been valued at $94,700 using a relief from royalty approach model (Level 3). If all other assumptions were held constant, and the forecasted royalty rate was decreased by 10%, the valuation of the brand would decrease by $9,500.

The identified Know-How intangible asset, related to the unique pre-roll process, provides the Company immediate access to scaled, efficient pre-roll technology and production capability and has been valued at $27,337. The asset was valued using a with-or-without approach in an income based DCF valuation model (Level 3). The model estimates the value of the asset as the difference between the present value of the future cash flows of pre-roll revenues, with-or-without the unique Know-how as at the acquisition date. The significant estimate in the model is the initial incremental margin, which depletes over time, representing an advantageous increase to gross margin due to the process. In the with-or-without approach, increasing the estimated incremental margin by 5% would increase the valuation of the asset by $12,426.

During the three months ended October 31, 2021, Redecan contributed net revenue of $13,574 and comprehensive net income attributed to shareholders of $3,450 to the Company’s consolidated results since the date of acquisition. If the acquisition had occurred on August 1, 2021 management estimates that the Company’s consolidated net revenue would have increased by $6,787 and the comprehensive net loss would have increased by $5,425 for the three months ended October 31, 2021.

The Company recognized transaction costs (primarily broker fees) of $22,344 related to the acquisition in Acquisitions and transaction costs in the statement of Comprehensive income.

Upon shareholder approval of the Redecan acquisition transaction the Company issued 256,776 common shares as broker compensation, which has been recognized in Share capital during the period.

15. Goodwill

Total
$
Balance as at July 31, 2021	88,189
Acquisition – Redecan (Note 14)	275,397
Acquisition – 48North (Note 14)	11,453
Balance as at October 31, 2021	375,039

All Goodwill recognized has been allocated to the company-wide level aggregated CGU level (“HEXO Corporate CGU”). Goodwill arising from the acquisition represents the expected synergies, future income and growth potential, and all other intangibles that do not qualify for separate recognition.

On October 31, 2021, management identified an indicator of impairment as the Company’s carrying value exceeded the total market capitalization. Management then performed an impairment test of the Company’s only significant CGU and noted no impairment.

16. Warrant Liabilities

	US$25,000 Registered Direct Offering	US$20,000 Registered Direct Offering	August 2021 Underwritten Public Offering	Total
	$	$	$	$
Balance as at July 31, 2021	3,186	2,547	–	5,733
Issued	–	–	39,255	39,255
Gain on revaluation of financial instruments	(2,391)	(1,912)	(23,164)	(27,467)
Balance as at October 31, 2021	795	635	16,091	17,521

The warrants are classified as a liability because the exercise price is denominated in US dollars, which is different to the functional currency of the Company. Losses (gains) on revaluation of the warrant liabilities are presented in Non-operating income (expenses) on the consolidated statements of loss and comprehensive loss.

August Underwritten Public Offering

On August 24, 2021, the Company closed an underwritten public offering for gross proceeds of US$144,800. Under this offering, the Company issued 24,540,012 warrants with an exercise price of US$3.45 per share. The warrant liability was measured at fair value using the Black-Scholes-Merton option pricing model (Level 2), using the following assumptions:

	As at October 31, 2021	Initial recognition August 24, 2021
Number of warrants	24,540,012	24,540,012
Share price	US$1.47	US$2.58
Expected life	2.5 years	2.5 years
Dividend	US $nil	US $nil
Volatility	95%	96%
Risk free rate	1.00%	0.84%
Exchange rate (USD/CAD)	1.2384	1.2608

USD$20,000 Registered Direct Offering

On January 21, 2020, the Company closed a registered direct offering with institutional investors for gross proceeds of US$20,000. Under this offering, the Company issued 1,497,007 warrants with an exercise price of US$9.80 per share. The warrant liability was measured at fair value using the Black-Scholes-Merton option pricing model (Level 2), using the following assumptions:

	As at October 31, 2021	As at July 31, 2021	Initial recognition January 20, 2020
Number of warrants	1,497,007	1,497,007	1,497,007
Share price	US$1.47	US$3.97	US$5.80
Expected life	3.16 years	2.5 years	2.5 years
Dividend	US $nil	US $nil	US $nil
Volatility	95%	95%	80%
Risk free rate	1.00%	0.38%	1.57%
Exchange rate (USD/CAD)	1.2384	1.2462	1.3116

US$25,000 Registered Direct Offering

On December 31, 2019, the Company closed a registered direct offering with institutional investors for gross proceeds of US$25,000. Under this offering, the Company issued 1,871,259 warrants with an exercise price of US$9.80 per share. The warrant liability was measured at fair value using the Black-Scholes-Merton option pricing model (Level 2), using the following assumptions:

	As at October 31, 2021	As at July 31, 2021	Initial recognition December 31, 2019
Number of warrants	1,871,259	1,871,259	1,871,259
Share price	US$1.47	US$3.97	US$6.36
Expected life	3.16 years	2.5 years	2.5 years
Dividend	US $nil	US $nil	US $nil
Volatility	95%	95%	79%
Risk free rate	1.00%	0.38%	1.71%
Exchange rate (USD/CAD)	1.2384	1.2462	1.2988

17. Convertible Debentures

	Note		October 31,2021	July 31,2021
			$	$
Unsecured convertible debentures - March 2019	(a	)	–	3,406
Unsecured convertible debenture - December 2019	(b	)	34,278	33,089
Total convertible debentures			34,278	36,495
Current			–	3,406
Non-Current			34,278	33,089

(a)	Unsecured Convertible Debentures March 2019

Balance as at July 31, 2021	$3,406
Interest expense	55
Debt repayment	(3,461)
Balance as at October 31, 2021	$–

On June 1, 2021, the Company completed its business acquisition of Zenabis (Note 14) which included the assumption of Zenabis’ unsecured convertible debentures issued in March 2019. The debentures bore interest, payable in cash only, from the date of issue at 6.0% per annum, payable semi-annually on June 30 and December 31 of each year and were convertible at a price of $147.29. The convertible debentures were convertible, at the option of the holder, into common shares of the Company at any time prior to the close of business on the last business day immediately preceding the maturity date. On September 27, 2021, the Company repaid, in full, the outstanding principal and interest.

(b)	Unsecured Convertible Debenture December 2019

Balance as at July 31, 2021	$33,089
Interest expense	2,010
Interest paid	(821)
Balance as at October 31, 2021	$34,278

On December 5, 2019, the Company closed a $70,000 private placement of convertible debentures. The Company issued a total of $70,000 principal amount of 8.0% unsecured convertible debentures maturing on December 5, 2022 (the “Debentures”). The Debentures are convertible at the option of the holder at any time after December 7, 2020 and prior to maturity at a conversion price of $12.64 per share (the “Conversion Price”), subject to adjustment in certain events. The Company may force the conversion of all of the then outstanding Debentures at the Conversion Price at any time after December 7, 2020 and prior to maturity on 30 days’ notice if the daily volume weighted average trading price of the common shares of the Company is greater than $30.00 for any 15 consecutive trading days.

The Company had the option to at any time on or before December 4, 2020, to repay all, but not less than all, of the principal amount of the Debentures, plus accrued and unpaid interest. Upon maturity, the holders of the Debentures have the right to require the Company to repay any principal amount of their Debentures through the issuance of common shares of the Company in satisfaction of such amounts at a price equal to the volume weighted average trading price of the common shares on the TSX for the five trading days immediately preceding the payment date.

In May 2020, the Company provided notice to all holders of the Debentures of an option to voluntarily convert their Debentures into units of the Company (the “Conversion Units”) at a discounted early conversion price of $3.20 (the “Early Conversion Price”) calculated based on the 5-day volume weighted average HEXO Corp. share price (the “VWAP”) preceding the announcement. The VWAP utilized data from both the TSX and NYSE. Each Conversion Unit provided the holder one common share and one half common share purchase warrant (with an exercise price of $4.00 and term of three years). The early conversion occurred in two phases, the first being on June 10, 2020 followed by the second and final phase June 30, 2020. During phases one and two, $23,595 principal amount and $6,265 principal amount of the Debentures were converted under the Early Conversion Price and into common shares and 3,686,721 and 978,907 common share purchase warrants of HEXO Corp., respectively.

On October 31, 2021 there remains $40,140 in principal debentures (July 31, 2021 - $40,140) outstanding. The accrued and unpaid interest as at October 31, 2021 was $264 (July 31, 2021 - $483).

18. Senior Secured Convertible Note

	October 31, 2021	October 31, 2021	July 31, 2021	July 31, 2021
Senior Secured Convertible Note	US$	$	US$	$
Opening balance, beginning of the period	364,847	454,673	–	–
Issued at fair value	–	–	407,284	491,714
Early conversions	–	–	(413)	(497)
Redemptions	(60,500)	(76,135)	(27,500)	(33,525)
Gain on fair value adjustment	(19,628)	(24,308)	(14,524)	(18,100)
Foreign exchange loss/(gain)	–	(1,634)	–	15,081
Ending balance, end of the period	284,719	352,596	364,847	454,673
Unrecognized Day 1 Loss
Opening balance, beginning of the period	(72,214)	(86,974)	–	–
Unrecognized loss at issuance	–	–	(79,684)	(96,203)
Recognized loss	10,413	12,362	7,470	9,229

Ending balance, end of the period	(61,801)	(74,612)	(72,214)	(86,974)
Total balance, end of period, net	222,918	277,984	292,633	367,699
Current portion	222,918	277,984	292,633	367,699
Non-current	–	–	–	–

On May 27, 2021 (the “issuance date”), the Company issued a Senior Secured Convertible Note (the “Note”) directly to an institutional purchaser and certain of its affiliates or related funds (collectively, the “Holder”) at a principal amount of $434,628 (US$360,000). The Note was sold at a purchase price of $395,511 (US $327,600), or approximately 91% of the principal amount (“transaction price”). The Note bears no periodic cash interest payments and is repayable on May 1, 2023 (the “maturity date”) at 110% of the principal amount (the “Redemption Amount”), if not converted or redeemed earlier. The Redemption Amount on issuance date was $478,091 (US$396,000). The Company used a portion of the net proceeds of the Note to fund the Redecan Acquisition (Note 38). The Note is secured against the assets of HEXO Operations Inc. and its subsidiaries, as well as the assets of HEXO USA Inc and its subsidiaries.

The Note can be converted in full or in part by the Holder into freely tradeable common shares of the Company at any time before the second last trading day before the maturity date at a conversion rate of 142.6533 common shares per US$1 (“conversion rate”). The Note includes different conversion and redemption options (summarized below) available to the Holder and the Company, subject to certain terms and limitations. At any given point, the beneficial ownership of the Holder in the Company is restricted to 9.99% (the “maximum ownership threshold”). Any conversion or redemption option exercised in common shares which would result in the Holder exceeding the maximum ownership threshold is null and void. Any outstanding payments due on maturity date will be settled in cash.

Other than the above-mentioned conversion feature, the Holder has the following conversion and redemption options available:

●

Early Conversion Option: The Holder had the option to early convert the instrument up to $60,365 (US$50,000) at an early conversion rate during the fifteen trading day period following the announcement of the acquisition of Redecan which occurred on May 28, 2021. This was partially exercised by the Holder as shown in the table below. Under the terms of the Note, the Company was required to pay a cash amount equal to 10% of the principal amount converted, such that the Company effectively settled 110% of the principal amount.

●

Optional Redemption Option: The Holder has the option to require monthly redemptions, of US$15,000 (or US$20,000 from October 2021 to September 2022) of the principal amount, on a monthly basis, plus any amounts deferred from any previous months up to US$50,000. These monthly redemptions can be settled in either cash or equity at 110% of the principal amount. However, in order to retain the right to settle the monthly redemptions in equity, the Company must meet certain conditions for each of the 20 previous trading days, including (i) a daily volume weighted average price per common share on the Nasdaq Capital Market (“VWAP”) initially above US$5.00 and as of October 22, 2021, the Company negotiated an amendment to the terms of the Note which resulted in reducing the daily VWAP attached to the Equity Condition Waiver condition to US$1.50; (ii) a daily dollar trading volume (as reported on Bloomberg) of common shares over US$10,000 on the Nasdaq Capital Market; and (iii) the related equity issuance cannot result in the Holder exceeding a beneficial ownership greater than 9.99% of the common shares of the Company. In the event that these conditions are not met, the Company must seek a waiver from the Holder in order to settle each monthly redemption in equity (“Equity Condition Waiver”). If the Holder does not grant the Equity Condition Waiver, the monthly redemption is required to be settled in cash.

●	Fundamental Change Repurchase option: The Holder can also require the Company to repurchase the convertible note in the event of a fundamental change as defined in the agreement.

The Company has the following conversion option:

●

Forced Conversion: The Company has an option, subject to certain conditions, to force the holder to redeem the outstanding principal at a forced conversion price if the Daily VWAP is greater than 150% of the conversion price on each of 20 consecutive trading days after the issue date. The Company may elect to redeem all or a portion of the Principal Amount into common shares or cash. An additional amount of 5% of the Principal Amount at the time of the forced conversion will also be payable in cash by the Company to the Holder unless the Daily VWAP exceeds 175% of the conversion price for five days for each of the 20 previous trading days.

The conversion rate applied to equity settlements is calculated in reference to 88.0% of the lesser of (i) the average of the daily VWAPs during the five VWAP trading day period ending on the VWAP trading day immediately prior to the settlement date, and (ii) the fifteen VWAP trading day period ending on the VWAP trading day immediately prior to the settlement date.

Additionally, up until the date of shareholder approval of the Note, shortfall cash payments of $3,893 were required to be made by the Company on any redemptions made under the terms of the Note. Shareholder approval was obtained on August 28, 2021, and as such, no further cash shortfall payments will be required from that date. Shortfall cash payments settled are capitalized as issuance fees in shareholders’ equity.

The Note includes a number of financial and non-financial covenants, including:

●

a requirement to maintain US$95,000 on deposit with a collateral agent, a portion of which is set aside to fund the repayment of the Senior notes payable (Note 21(b)). On July 23, 2021, the Note was amended to reduce the collateral amount on deposit to US$80,000.

●	Beginning for the quarter ending January 31, 2022, the Company will be subject to a minimum adjusted EBITDA covenant, as defined in the agreement.

The Note represents a hybrid instrument with multiple embedded derivatives requiring separation. The Note, as a whole, has been designated as FVTPL, as at least one of the derivatives does significantly modify the cash flows of the Note and it is clear with limited analysis that separation is not prohibited. The changes in fair value of the instrument are recorded in the Statement of loss with changes in credit spread being recognized through Other comprehensive income.

The fair value of the Note is classified as Level 2 in the fair value hierarchy and was determined using the partial differential equation method with the following inputs;

	As at October 31, 2021	As at July 31, 2021	Initial recognition May 21, 2021
Share price	US$1.47	US$3.98	US$6.53
Dividend	$nil	$nil	$nil
Volatility	100%	85%	85%
Risk free rate	1.049%	0.327%	0.227%
Credit spread	15.27%	15.44%	16.06%

During the three months ended October 31, 2021 the gain on fair value adjustments related to changes in credit spread amounted to $276 (October 31, 2020 - $nil).

The fair value of the Note at initial recognition was determined using a valuation technique that includes unobservable inputs. The Company identified a difference between the transaction price and the fair value of $96.2 million (US$79.7 million) (the “Day 1 loss”). The Company believes that time is the factor that market participants would take into account when pricing the note. Therefore, the unrecognized Day 1 loss is recognized on a straight-line basis in the statement of net loss over the contractual life of the Note.

The following table represents the movement of redemption amounts in the three months ended October 31, 2021 and the year ended July 31, 2021. As disclosed above, redemptions are made at 110% of the principal amount owed.

	October 31, 2021		July 31, 2021
	Shares Issued	Amount	Shares Issued	Amount
		$		$
Balance, beginning of period		458,710		–

Issuances:
Initial issuance		–		478,091

Settlements:
Early conversion option	–	–	53,495	(497)
Optional redemption options	34,070,379	(76,135)	4,548,746	(33,525)

Foreign exchange loss		1,659		14,641
Balance, end of period		380,916		458,710

No shortfall cash payments were issued in the three months ended October 31, 2021.

An increase/decrease in the US$/CA$ foreign exchange rate of 1% would result in a foreign exchange loss/gain adjustment of $3,526. Further, a decrease of credit spread by 1% and an increase in share price of the Company by 10% would increase the fair value of the instrument by $3,324 and $810, respectively.

The following table depicts amounts that can be demanded by the Holder in accordance with the monthly redemption option up to the instrument’s maturity date, reflective of 110% of the principal amount of the Note.

Fiscal Year	Redemption amount	Redemption amount
	US$	$
2022 – nine months remaining	198,000	245,205
2023	109,587	135,711
Total	307,587	380,916

19. Lease Liabilities

The following is a continuity schedule of lease liabilities for the three months ended October 31, 2021 and the year ended July 31, 2021:

$
Balance at July 31, 2020	29,116
Assumed on business combination (Note 15)	17,059
Lease disposals	(789)
Lease payments	(4,835)
Interest expense on lease liabilities	3,334
Balance at July 31, 2021	43,885
Assumed on business combination (Note 14)	1,992
Lease additions	29
Lease payments	(1,626)
Interest expense on lease liabilities	1,129
Balance at October 31, 2021	45,409
Current	2,086
Non-current	43,323

The Company’s leases consist of administrative real estate leases and a production real estate property. The Company expensed variable lease payments of $813 in the three months ended October 31, 2021 (October 31, 2020 – $871).

The following table is the Company’s undiscounted lease obligations over the next five fiscal years (including nine months remaining in fiscal year 2022) and thereafter as at October 31, 2021:

Fiscal year	2022	2023 –2024	2025 –2026	Thereafter	Total
	$	$	$	$	$
Lease obligations	4,886	12,639	11,301	51,041	79,867

20. Senior Notes Payable

The following table illustrates the continuity schedule of the senior notes payable for the three months ended October 31, 2021 and the year ended July 31, 2021:

	October 31,2021	July 31, 2021
	$	$
Opening Balance	50,159	–
Assumed on business combination	–	50,138
Interest paid	(1,816)	(1,210)
Interest expense	1,831	1,231
Closing Balance	50,174	50,159
Current portion	50,174	50,159
Long-term portion	–	–

On June 1, 2021 as part of the Zenabis acquisition, the Company assumed senior notes which have a principal amount owing of $51,875 and a maturity date of March 31, 2025. The senior notes bear interest at 14% per annum calculated and compounded monthly in arrears and payable to the lender on the first day of each month. The debt is secured against the assets of Zenabis Global Inc and it’s subsidiaries.

Prior to the business acquisition of Zenabis, certain covenants were claimed by the lender to be in breach, and a demand for repayment was received by the borrower. Zenabis filed a petition on February 19, 2021 for a determination of the amount required to repay and terminate the senior notes and to obtain discharges of the debenture and related security (Note 30). Further, the senior notes contain a covenant that requires lender permission for a change in control event. This was not obtained prior to the close of the acquisition of Zenabis and as such, the debt remains in default. Accordingly, the senior notes have been classified as current debt and recorded initially at fair value at the business acquisition date and amortized cost thereafter.

The following table represents the undiscounted loans and borrowings repayment schedule as at October 31, 2021:

July 31, 2022	$51,875
Thereafter	–
$51,875

21. Share Capital

(a) Authorized

An unlimited number of common shares and an unlimited number of special shares, issuable in series.

(b) Issued and Outstanding

As at October 31, 2021, a total of 311,388,670 (July 31, 2021 – 152,645,946) common shares were issued and outstanding. No special shares have been issued or are outstanding.

	Number of shares	Share Capital
Balance as at July 31, 2021	152,645,946	$1,267,967
Acquisition shares – Redecan (Note 14), net	69,721,116	213,746
Acquisition shares – 48North (Note 14), net	5,352,005	16,486
August 2021 Underwritten Public Offering	49,325,424	135,779
Senior secured convertible note[1], net (Note 18)	34,070,379	75,885
Broker compensation (Note 14)	502,176	2,154
Exercise of stock options	17,024	146
Balance as at October 31, 2021	311,634,070	$1,712,163

1 Issuance of equity as settlement of optional redemption payments.

August 2021 Underwritten Public Offering

On August 24, 2021, the Company closed an underwritten public offering for total gross proceeds of $183,103 (US$144,786) were generated through the issuance of 49,325,424 units comprising 49,325,424 common shares and 24,540,012 common share purchase warrants. The warrants were fair valued at $39,255 and recorded as a Warrant liability (Note 16). Associated issuance costs in the three months ended October 31, 2021 were $8,069.

22. Common Share Purchase Warrants

The following table summarizes warrant activity during the three months ended October 31, 2021 and the year ended July 31, 2021.

	October 31, 2021		July 31, 2021
	Number of warrants	Weighted average exercise price[1]	Number of warrants	Weighted average exercise price[1]
Outstanding, beginning of period	36,666,958	$8.85	33,379,408	$7.60
Expired and cancelled[2]	(2,889,617)	24.64	(535,889)	4.09
Issued on acquisition	1,554,320	1.42	5,970,370	14.59
Issued	24,540,012	4.27	–	–
Exercised	–	–	(2,146,931)	4.10
Outstanding, end of period	59,871,673	$4.85	36,666,958	$8.85
[1]	USD denominated warrant’s exercise price have been converted to the CAD equivalent as at the period end for presentation purposes.
[2]

Of the Company’s expired and cancelled warrants in the year ended July 31, 2021, 509,089 cancellations were due to cashless exercises of the Company’s April 2020 and May 2020 warrants. In lieu of cash equal to the number of warrants exercised multiplied by the exercise price, the warrant holder forgoes the corresponding number of warrants which are effectively cancelled.

The following is a consolidated summary of warrants outstanding as at October 31, 2021 and July 31, 2021.

	October 31, 2021		July 31, 2021
	Number outstanding	Book value	Number outstanding	Book value

Classified as Equity		$		$
June 2019 financing warrants
Exercise price of $63.16 expiring June 19, 2023	546,135	10,022	546,135	10,022
April 2020 underwritten public offering warrants
Exercise price of $3.84 expiring April 13, 2025	11,830,075	15,971	11,830,075	15,971
May 2020 underwritten public offering warrants
Exercise price of $4.20 expiring May 21, 2025	7,591,876	10,446	7,591,876	10,446
Conversion Unit warrants
Exercise price of $4.00 expiring June 10, 2023	3,686,721	11,427	3,686,721	11,427
Exercise price of $4.00 expiring June 30, 2023	978,907	1,928	978,907	1,928
Broker / Consultant warrants
Exercise price of $3.00 expiring November 3, 2021	18,905	34	18,905	34
Exercise price of $3.00 expiring March 14, 2022	23,571	66	23,571	66
Exercise price of $63.16 expiring June 19, 2023	15	–	15	–
Molson warrants
Exercise price of $24.00 expiring October 4, 2021	–	–	2,875,000	42,386
Issued in connection with business acquisition
Exercise price of $151.24 expiring September 27, 2021	–	–	14,617	–
Exercise price of $155.19 expiring April 17, 2022	226,422	1	226,422	1
Exercise price of $78.16 expiring August 21, 2022	15,992	3	15,992	3
Exercise price of $102.71 expiring August 21, 2022	24,338	2	24,338	2
Exercise price of $11.29 expiring January 27, 2023	356,689	1,195	356,689	1,195
Exercise price of $10.99 expiring April 16, 2023	680,877	398	–	–
Exercise price of $12.68 expiring May 4, 2023	623,363	322	–	–
Exercise price of $72.70 expiring April 2 2024	250,080	49	–	–
Exercise price of $3.96 expiring April 23, 2025	631,322	4,232	631,322	4,232
Exercise price of $9.03 expiring June 25, 2025	3,205,378	18,236	3,205,378	18,236
Exercise price of $5.64 expiring September 23, 2025	1,228,873	7,902	1,228,873	7,902
Exercise price of $8.47 expiring October 30, 2025	43,856	261	43,856	261
	31,963,395	82,495	33,298,692	124,112
Classified as Liability
US$25m Registered Direct Offering Warrants
Exercise price of US$9.80 expiring December 31, 2024	1,871,259	795	1,871,259	3,185
US$20m Registered Direct Offering Warrants
Exercise price of US$9.80 expiring January 22, 2025	1,497,007	635	1,497,007	2,548
August 2021 Underwritten Public Offerings Warrants
Exercise price of US$3.45 expiring August 24, 2026	24,540,012	16,091	–	–
	27,908,278	17,521	3,368,266	5,733
	59,871,673	100,016	36,666,958	129,845

23. Share-based Compensation

Stock Options

The following table summarizes stock option activity during the three months ended October 31, 2021 and the year ended July 31, 2021.

	October 31, 2021		July 31, 2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Opening balance	12,018,143	$10.63	7,503,691	$16.30
Granted	–	–	5,273,906	5.21
Replacement options issued on acquisition	162,009	7.19	905,902	3.81
Forfeited	(340,336)	6.46	(630,473)	12.80
Expired	(88,654)	26.74	(624,832)	25.95
Exercised	(17,024)	2.54	(410,051)	3.00
Closing balance	11,734,138	$10.72	12,018,143	$10.63

The following table summarizes information concerning stock options outstanding as at October 31, 2021.

Exercise price	Number outstanding	Weighted average remaining life (years)	Number exercisable	Weighted average remaining life (years)
$2.32–$10.76	8,043,626	8.54	2,191,879	6.41
$15.56–$26.16	1,564,402	7.38	1,293,665	7.33
$28.52–$34.00	2,082,960	7.14	2,032,388	7.13
$47.36–$234.76	43,150	0.06	42,756	0.06
	11,734,138		5,560,688

Restricted Share Units (“RSUs”)

Under the Omnibus Plan, the Board of Directors is authorized to issue RSUs up to 10% of the issued and outstanding common shares, inclusive of the outstanding stock options. At the time of issuance, the Board of Directors establishes conversion values and expiry dates, which are up to 10 years from the date of issuance. The restriction criteria of the units are at the discretion of the Board of Directors and from time to time may be inclusive of Company based performance restrictions, employee-based performance restrictions or no restrictions to the units.

The following table summarizes RSU activity during the three months ended October 31, 2021 and the year ended July 31, 2021.

	October 31, 2021		July 31, 2021
	Units	Value of units on grant date	Units	Value of units on grant date
Opening balance	550,832	$7.91	587,108	$8.41
Granted	–	–	24,008	3.17-7.17
Replacement units issued on acquisition	–	–	223,506	8.61
Exercised – equity settled	–	–	(223,506)	8.61
Exercised – cash settled	–	–	(25,483)	5.62-8.60
Forfeited	–	–	(34,801)	11.76
Closing balance	550,832	$7.91	550,832	$7.91

Share-based Compensation

Share-based compensation is measured at fair value at the date of grant and are expensed over the vesting period. In determining the amount of share-based compensation, the Company used the Black-Scholes-Merton option pricing model to establish the fair value of stock options and RSUs granted at the grant date by applying the following assumptions:

For the three months ended	October 31, 2021	October 31, 2020
Exercise price (weighted average)	$8.99	$13.48
Share price (weighted average)	$8.85	$21.12
Risk-free interest rate (weighted average)	0.87%	1.53%
Expected life (years) of options (weighted average)	5	5
Expected annualized volatility (weighted average)	92%	80%

Volatility was estimated using the average historical volatility of the Company.

For the year three months ended October 31, 2021, the Company allocated to inventory $nil (October 31, 2020 – $239) of share-based compensation applicable to direct and indirect labour in the cultivation and production process.

24. Net Loss per Share

The following securities could potentially dilute basic net loss per share in the future but have not been included in diluted loss per share because their effect was anti-dilutive:

Instrument	October 31, 2021	July 31, 2021
Stock options	11,734,132	12,018,143
RSUs	550,832	550,832
Acquired and reissued warrants	7,287,190	5,747,487
2019 June financing warrants	546,135	546,135
US$25m registered direct offering warrants	1,871,259	1,871,259
US$20m registered direct offering warrants	1,497,007	1,497,007
2020 April underwritten public offering warrants	11,830,075	11,830,075
2020 May underwritten public offering warrants	7,591,876	7,591,876
2021 August underwritten public offering warrants	24,540,012	–
Warrants issued under conversion of debentures	4,665,628	4,665,628
Joint venture issued warrants	–	2,875,000
Convertible debenture broker/finder warrants	42,491	42,491
	72,156,642	49,235,933

25. Financial Instruments

Market Risk

Interest Risk

The Company has minimal exposure to interest rate risk related to any investments of cash and cash equivalents. The Company may invest cash in highly liquid investments with short terms to maturity that would accumulate interest at prevailing rates for such investments. As at October 31, 2021, the Company has $50,174 in notes payable (July 31, 2021 – $50,159) (Note 20) that bear interest at a fixed rate and therefore are not subject to interest risk. The Company holds senior secured convertible debt (Note 18) that bears no cash interest and is repayable at a fixed rate of 110% of the face value.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices.

Financial assets

The Company’s level 1 and 2 investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of marketable securities and derivatives held in publicly traded entities is based on quoted market prices, which the shares of the investments can be exchanged for.

Financial liabilities

During the three months ended October 31, 2021 the Company obtained an amendment to the Senior secured convertible notes equity condition effectively reducing the Equity Condition threshold by 70% allowing the Company increased discretion over redemption payments to be repaid in cash or equity (Note 18). The sensitivity of the Senior secured convertible note due to price risk is disclosed in Note 18.

If the October 31, 2021 fair value of these financial assets and liabilities were to increase or decrease by 10% the Company would incur a related increase or decrease to Comprehensive loss of an estimated $29,300 (October 31, 2020 – $no material impact). The following table presents the Company’s’ price risk exposure as at October 31, 2021 and July 31, 2021.

	October 31, 2021	July 31, 2021
	$	$
Financial assets	2,213	2,492
Financial liabilities	(295,505)	(373,432)
Total exposure	(293,292)	(370,940)

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash held in escrow, restricted cash and trade receivables. As at October 31, 2021, the Company was exposed to credit related losses in the event of non-performance by the counterparties.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Since the majority of the medical sales are transacted with clients that are covered under various insurance programs, and adult use sales are transacted with crown corporations, the Company has limited credit risk.

Cash and cash equivalents, restricted funds and cash held in escrow are held with three Canadian commercial banks that hold Dun & Bradstreet credit ratings of AA (July 31, 2021 – AA) and an American commercial bank with a credit rating of A-. Certain restricted funds in the amount of $29,999 are managed by an insurer and are held as a cell captive within a Bermuda based private institution which does not have a publicly available credit rating, however the utilized custodian is Citibank which holds a credit rating of A+.

The majority of the trade receivables balance is held with crown corporations of Quebec, Ontario and Alberta. Creditworthiness of a counterparty is evaluated prior to the granting of credit. The Company has estimated the expected credit loss using a lifetime credit loss approach. The current expected credit loss for the three months ended October 31, 2021 is $83 (July 31, 2021 - $66).

In measuring the expected credit losses, the adult-use cannabis trade receivables have been assessed on a per customer basis as they consist of a low number of material contracts. Medical trade receivables have been assessed collectively as they have similar credit risk characteristics. They have been grouped based on the days past due.

The carrying amount of cash and cash equivalents, restricted cash and trade receivables represents the maximum exposure to credit risk and as at October 31, 2021 and amounted to $234,311 (July 31, 2021 – $522,908). During the three months ended October 31, 2021 the Company fully utilized the July 31, 2021 cash held in escrow balance to partially fund the acquisition of Redecan (Note 14).

The following table summarizes the Company’s aging of trade receivables as at October 31, 2021 and July 31, 2021:

	October 31, 2021	July 31, 2021
	$	$
0–30 days	16,795	22,971
31–60 days	14,080	12,390
61–90 days	10,799	1,435
Over 90 days	5,303	625
Total	46,977	37,421

Economic Dependence Risk

Economic dependence risk is the risk of reliance upon a select number of customers, which significantly impacts the financial performance of the Company. For the three months ended October 31, 2021, the Company’s recorded sales to the crown corporations; Société québécoise du cannabis (“SQDC”) the Ontario Cannabis Store (“OCS”) and the Alberta Gaming, Liquor and Cannabis agency (“ALGC”) representing 31%, 20% and 15%, respectively (October 31, 2020 – SQDC, OCS and ALGC representing 54%, 15% and 18%, respectively) of total applicable periods gross cannabis sales.

The Company holds trade receivables from the crown corporations SQDC, OCS and the AGLC representing 12%, 46% and 12%, respectively, of total trade receivables, respectively as at October 31, 2021 (July 31, 2021 – the three crown corporations SQDC, OCS and ALGC representing 13%, 29% and 13% of total trade receivables, respectively).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due (See Note 2 – Going Concern). The Company manages liquidity risk by reviewing on an ongoing basis, its capital requirements. As at October 31, 2021, the Company has $55,763 (July 31, 2021 – $67,462) of cash and cash equivalents and $46,977 (July 31, 2021 – $37,421) in trade receivables. The Company has current liabilities of $411,065 (July 31, 2021 – $503,638) on the statement of financial position. As well, the Company has remaining contractual commitments of $40,695 due before July 31, 2022. The Company has restricted funds to satisfy debt of $50,174, presented in current liabilities (Note 5). The maturity analysis of undiscounted cash flows for lease obligation and convertible debentures is disclosed in Note 19 and Note 17, respectively.

Current financial liabilities include the Company’s obligation on the senior secured convertible note (Note 18). The Company currently plans to settle a significant portion of this liability in equity. However, if the Company is unable to meet the requirements Equity Condition Waiver (Note 18) the Holder may demand settlement in cash. The analysis of potential cash outflow to redeem the Note up to the earliest maturity date is given below. During the three months ended October 31, 2021 the Company settled all the optional redemption payments in equity and subsequent to the period, the Company settled the November and December 2021 optional redemption payments in equity. The Company has also received a cash settlement waiver for the May 2023 optional redemption.

The following table provides an analysis of undiscounted contractual maturities for financial liabilities.

Fiscal year	2022 (nine months remaining)	2023	2024	2025	Thereafter	Total
	$	$	$	$	$	$
Accounts payable and accrued liabilities	53,902	–	–	–	–	53,902
Excise taxes payable	4,635	–	–	–	–	4,635
Senior notes payable	51,875	–	–	–	–	51,875
Convertible debentures	2,435	41,273	–	–	–	43,708
Undiscounted future lease payments	4,886	6,320	6,320	5,651	56,692	79,867
	117,733	47,593	6,320	5,651	56,692	233,987

Senior secured convertible note[1]	245,205	135,711	–	–	–	380,916
Total	362,938	183,304	6,320	5,651	56,692	614,903

1 The senior secured convertible note has been valued using the October 31, 2021 US/CAD foreign exchange rate. The Company’s ability to settle the note in equity or cash is dependent upon meeting certain conditions as stated in Note 18.

Foreign Currency Risk

On October 31, 2021, the Company holds certain financial assets and liabilities denominated in United States Dollars which consist of cash and cash equivalents, restricted funds, the senior secured convertible note and warrant liabilities. The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant. The Company closely monitors relevant economic information to minimize its net exposure to foreign currency risk. The Company is exposed to unrealized foreign exchange risk through its cash and cash equivalents. As at October 31, 2021, approximately $134,685 (US$108,757) (July 31, 2021 – $434,838 (US$348,931)) of the Company’s cash and cash equivalents was in US$. A 1% change in the foreign exchange rate would result in a change of $1,347 to the unrealized gain or loss on foreign exchange or on the gain or loss on financial instrument revaluation of US$ denominated warrants.

The Company’s Senior secured convertible note is denominated in US$. The Company plans to settle the majority of this debt in equity. However, if the Company is unable to meet the equity settlement condition or secure cash settlement waivers, the settlement may entail cash outflow. The sensitivity of the Senior secured convertible note due to foreign currency risk is disclosed in Note 18.

26. Operating Expenses by Nature

The following table disaggregates the selling, general and administrative expenses as presented on the Statement of Loss and Comprehensive Loss into specified classifications based upon their nature:

For the three months ended	October 31, 2021	October 31, 2020
	$	$
Salaries and benefits	10,191	3,765
Professional fees	5,848	2,481
General and administrative	5,901	4,812
Consulting	544	858
Total	22,484	11,916

The following table summarizes the total payroll related wages and benefits by nature in the period:

For the three months ended	October 31, 2021	October 31, 2020
	$	$
General and administrative related wages and benefits	10,191	3,765
Marketing and promotion related wages and benefits	1,969	1,354
Research and development related wages and benefits	511	564
Total operating expense related wages and benefits	12,671	5,683
Wages and benefits expensed through cost of goods sold	8,482	4,270
Total wages and benefits	21,153	9,953

27. Other Income and Losses

For the three months ended	October 31, 2021	October 31, 2020
	$	$
Interest and financing expenses	(5,305)	(2,307)
Interest income	774	412
Interest income (expense), net	(4,531)	(1,895)

Revaluation gain of warrant liabilities	27,467	733
Share of loss from investment in associates and joint ventures	(2,149)	(1,073)
Fair value gain on senior secured convertible note	11,670	–
Unrealized gain/(loss) on investments	(279)	(587)
Foreign exchange gain/(loss)	5,504	(461)
Other income	–	1,648
Non-operating income (expense), net	42,213	260

28. Related Party Disclosure

Compensation of Key Management

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the Company’s operations, directly or indirectly. The key management personnel of the Company are the members of the executive management team and Board of Directors.

Compensation provided to key management during the period was as follows:

For the three months ended	October 31, 2021	October 31, 2020
	$	$
Salary and/or consulting fees	854	768
Termination benefits	1,638	525
Bonus compensation	2,013	–
Stock-based compensation	1,505	1,927
Total	6,010	3,220

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Related Parties and Transactions

Belleville Complex Inc.

The Company holds a 25% interest in Belleville Complex Inc. (“BCI”) with the related party Olegna Holdings Inc., a company owned and controlled by a director of the Company, holding the remaining 75% in BCI. BCI purchased a configured 2,004,000 sq. ft. facility through a $20,279 loan issued and repaid during the year ended July 31, 2019. The Company is currently the anchor tenant for a 15-year lease, with an option to renew for 15 years and additional space to rent. The Company has also subleased a portion of the space to Truss Limited Partnership (Note 7). Consideration for the 25% interest on the joint venture is deemed $nil. The carrying value of BCI as at October 31, 2021 is $983 (July 31, 2021 - $798).

Under this lease arrangement, the Company incurred $1,261 in lease and operating expenses during the three months ended October 31, 2021 (October 31, 2020 - $1,075). This lease liability is recognized on the Company’s balance sheet under IFRS 16 (Note 19).

Truss LP

The Company owns a 42.5% interest in Truss LP and accounts for the interest as an investment in an associate (Note 10).

The Company subleases a section of its Belleville lease to Truss LP. This sublease is recognized as a finance lease receivable on the Company’s balance sheet (Note 7).

Under a Temporary Supply and Services Agreement (“TSSA”) with Truss LP, the Company produced, and packaged cannabis infused beverages in the Cannabis Infused Beverage (“CIB”) Facility (located at the Belleville facility) and in the Gatineau Facility. The Company continues to market and sell beverages for the adult-use markets in Canada, in each case subject to the terms of its regulatory approvals and applicable laws. On October 1, 2021, Truss LP received a cannabis manufacturing and processing license under the Cannabis Act (Canada) and commenced manufacturing by producing CIBs within the Belleville facility. Under a new arrangement and until Truss LP receives its cannabis selling license, the Company purchases the manufactured goods from Truss LP and sells the beverages through to third parties, as a principal in the arrangement. Truss LP has applied for a Cannabis selling license but this has not been granted as at October 31, 2021.

During the three months ended October 31, 2021, the Company purchased $912 (October 31, 2020 – $4,289) of raw materials from Truss LP under the previous TSSA arrangement and $1,270 (October 31, 2020 – $nil) of manufactured products under the new arrangement.

29. Capital Management

The Company’s objectives when managing capital are to (1) safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders, and (2) maintain an optimal capital structure to reduce the cost of capital.

Management defines capital as the Company’s shareholders’ equity and debt. The Board of Directors does not establish quantitative return on capital criteria for management. The Company has not paid any dividends to its shareholders. The Company is not subject to any externally imposed capital requirements other than the covenants related to the Company’s debt instruments as set out in Notes 17 and 18.

As at October 31, 2021, total managed capital was $1,064,184 (July 31, 2021 – $732,265).

30. Commitments and Contingencies

COMMITMENTS

The Company has certain contractual financial obligations related to service agreements, purchase agreements, rental agreements and construction contracts.

Some of these contracts have optional renewal terms that the Company may exercise at its option. The annual minimum payments payable under these obligations over the next five fiscal years and thereafter are as follows:

$
July 31, 2022 – nine months remaining	40,695
July 31, 2023	22,278
July 31, 2024	3,985
July 31, 2025	2,594
July 31, 2026	5,947
Thereafter	13,472
88,971

See Note 18 for recognized contractual commitments regarding the Company’s lease obligations under IFRS 16.

LETTERS OF CREDIT

The Company holds a five-year letter of credit with a Canadian financial institution to provide a maximum of $250 that amortizes $50 annually until its expiry on July 14, 2024. As at October 31, 2021, the remaining balance of the letter of credit is $200, was not drawn upon and is secured by cash held in collateral (Note 5).

On August 1, 2020, the Company reissued a pre-existing letter of credit with a Canadian financial institution under an agreement with a public utility provider entitling the utility provider to a maximum of $2,581, subject to certain operational requirements. The letter of credit has a one-year expiry from the date of issuance with an auto renewal feature. On January 1, 2021, the letter of credit was reduced to $2,352 by way of amendment. The letter of credit has not been drawn upon as at October 31, 2021. The letter of credit is secured by cash held in collateral (Note 5).

CONTINGENCIES

The Company may be, from time to time, subject to various administrative and other legal proceedings arising in the ordinary course of business. Contingent liabilities associated with legal proceedings are recorded when a liability is probable, and the contingent liability can be reasonably estimated. While the following matters are ongoing, the Company disputes the allegations and intends to continue to vigorously defend against the claims.

As of October 31, 2021, the Company and its former Chief Executive Officer are defendants in a putative class-action lawsuit pending in the Québec Superior Court brought on behalf of certain purchasers of shares of the Company and filed on November 19, 2019. The lawsuit asserts causes of action for misrepresentations under the Québec Securities Act and the Civil Code of Québec in connection with certain statements contained in HEXO’s prospectus, public documents and public oral statements between April 11, 2018 and November 15, 2019. The allegations relate to: (1) statements made by the Company regarding its agreement with the Province of Québec to supply cannabis; (2) statements made by the Company regarding its acquisition of Newstrike, particularly the licensing of the Newstrike facilities and the forecasted synergies and/savings from the Newstrike acquisition; (3) statements made by the Company about the net revenues in Q4 2019 and fiscal year 2020; and (4) the certifications by Sebastien St-Louis and the underwriters of the Company. The plaintiffs seek to represent a class comprised of Québec residents who acquired the Company’s securities either in an Offering (primary market) or on the secondary market during such period and seek compensatory damages for all monetary losses and costs. The amount claimed for damages has not been quantified and no accrual has been made as at October 31, 2021 (July 31, 2021 - $nil).

As of October 31, 2021, the Company is named as a defendant in a proposed consumer protection class action filed on June 16, 2020, in the Court of Queens’ Bench in Alberta on behalf of residents of Canada who purchased cannabis products over specified periods of time. Several other licensed producers are also named as co-defendants in the action. The lawsuit asserts causes of action, including for breach of contract and breach of consumer protection legislation, arising out of allegations that the Tetrahydrocannabinol (THC) or Cannabidiol (CBD) content of medicinal and recreational cannabis products sold by the Company and the other defendants to consumers was different from what was advertised on the products’ labels. Many of the cannabis products sold by the Company and other defendants were allegedly sold to consumers in containers using plastic bottles or caps that may have rapidly absorbed or degraded the THC or CBD content within them. By allegedly over-representing the true amount of THC or CBD in the products, the plaintiff claims that consumers would be required to consume substantially more product than they otherwise would have in order to obtain the desired effects or, in the alternative, would have consumed the product without obtaining the desired effects. The action has not yet been certified as a class action.

On June 1, 2021, by way of the business acquisition of Zenabis, the Company assumed senior notes payable and the following litigation with the associated lender of the notes (Note 20). Upon closing the acquisition of Zenabis, the Company was in default under the debenture due to the failure to obtain the lender’s consent for a change of control. On February 19, 2021, Zenabis filed a petition in the Supreme Court of British Columbia for a determination of the amount required to repay and terminate the debenture and to obtain discharges of the debenture and related security. The lender took the position that the amount to discharge the debenture and related securities was approximately $72,000. The Company believes the amount is approximately $53,000, which has been provided for in the consolidated financial statements. Under the senior secured convertible note agreement (Note 18), the Company has restricted funds to satisfy this liability (Note 5). The difference largely relates to whether a prepayment fee and default fees are payable under the debenture and to the amount to buyout and discharge of a revenue based royalty liability. The petition was heard on March 29, March 30, March 31, April 1, April 15 and May 14, 2021. The Judge’s decision remains on reserve and no indication as to the likely timing of its release has been provided.

ONEROUS CONTRACT

During the year ended July 31, 2020, the Company recognized a $4,763 onerous contract provision related to a fixed price supply agreement for the supply of certain cannabis products. The supply agreement is currently the subject of legal proceedings. The costs and purchase obligations under the contract exceed the economic benefits expected to be received. The related loss was realized in operating expenses in the year ended July 31, 2020. The onerous contract liability remains as at October 31, 2021 and July 31, 2021.

31. Fair Value of Financial Instruments

The fair values of the financial instruments as at October 31, 2021 are summarized in the following table:

	Amortized cost	FVTPL	Total
Assets	$	$	$
Cash and cash equivalents	55,763	–	55,763
Restricted funds	131,571	–	131,571
Long – term investments	–	2,213	2,213
Liabilities	$	$	$
Warrant liability	–	17,521	17,521
Convertible debt	34,278	–	34,278
Senior secured convertible note – current	–	277,984	277,984
Loans and borrowings – current	50,174	–	50,174
Other long-term liabilities[1]	–	420	420

1 Financial liability designated as FVTPL.

The fair values of the financial instruments as at July 31, 2021 are summarized in the following table:

	Amortized cost	FVTPL	Total
Assets	$	$	$
Cash and cash equivalents	67,462	–	67,462
Restricted funds	132,246	–	132,246
Long – term investments	–	2,492	2,492
Liabilities	$	$	$
Warrant liability	–	5,733	5,733
Convertible debt- current	3,406	–	3,406
Convertible debt	33,089	–	33,089
Senior secured convertible note – current	–	367,699	367,699
Loans and borrowings – current	50,159	–	50,159
Other long-term liabilities[1]	–	520	520

    1 Financial liability designated as FVTPL.

The carrying values of cash and cash equivalents, accounts payable, trade receivable and restricted funds approximate their fair values due to their relatively short periods to maturity. No transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments during the three months ended October 31, 2021 or the year ended July 31, 2021.

32. Non-Controlling Interest

The change in non-controlling interests is as follows.

	For the three months October 31, 2021	For the year end July 31, 2021
Balance, beginning of period	$ 1,987	$ 3,379
Non-controlling interest acquired on business combination	–	(1,340)
Partnership contributions	1,275	81
Share of comprehensive loss for the period	(4,674)	(133)
Balance, end of period	$ (1,412)	$ 1,987

Keystone Isolation Technology Inc

The Company holds a 60% interest in Keystone Isolation Technology Inc. (“KIT”) which was intended to principally operate out of Belleville Facility, and the remaining 40% represents the non-controlling interest held by Chroma Global Technologies Ltd (the “Partner”). Under the terms of the shareholder agreement, the Company has contributed cash of $4,699 (USD$3,100). The KIT asset was impaired on October 31, 2021 due to the suspension of the project (Note 12). There remained approximately $325 of an in-kind commissioning contribution to satisfy the acquisition terms of the shareholders agreement. KIT had no revenues or other expenses during the three months ended October 31, 2021 or the year ended July 31, 2021.

ZenPharm Limited

The Company holds a 60% interest in ZenPharm Limited (“ZenPharm”) obtained through the acquisition of Zenabis on June 1, 2021. ZenPharm was formed to service the European medical cannabis market.

33. Revenue from Sale of Goods

The Company disaggregated its revenues from the sale of goods between sales of cannabis beverages (“Cannabis beverage sales”) and dried flower, vapes, and other cannabis products (“Cannabis sales excluding beverages”). The Company’s cannabis beverage sales are derived from the CIB division, which was established in order to manufacture, produce and sell cannabis beverage products. The CIB division operated under the Company’s cannabis manufacturing licensing, in compliance with Health Canada and the Cannabis Act’s regulations until Truss LP received its cannabis manufacturing license on October 1, 2021 (Note 28). The Company acts as a principal in the sale of CIBs to customers and therefore, continues to present revenue from CIB on a gross basis. The Company expects to continue to recognize CIB revenue on a gross basis at least until Truss LP receives its cannabis selling license.

For the three months ended		October 31, 2021			October 31, 2020
Revenue stream	Cannabis sales excluding beverages	Cannabis beverage sales	Total	Cannabis sales excluding beverages	Cannabis beverage sales	Total
	$	$	$	$	$	$
Retail	55,205	3,331	58,536	35,898	3,302	39,200
Medical	809	–	809	574	–	574
Wholesale	4,111	–	4,111	401	–	401
International	6,041	–	6,041	1,125	–	1,125
Total revenue from sale of goods	66,166	3,331	69,497	37,998	3,302	41,300

During the three months ended October 31, 2021 the Company incurred $2,467 (October 31, 2020 - $786) of net sales provisions and price concessions.

34. Segmented Information

The Company operates under one material operating segment. Substantially all property, plant and equipment and intangible assets are located in Canada.

35. Operating Cash Flow

The following items comprise the Company’s operating cash flow activity for the periods herein.

For the three months ended	October 31, 2021	October 31, 2020
	$	$
Items not affecting cash
Depreciation of property, plant and equipment	2,057	1,078
Depreciation of property, plant and equipment in cost of sales	4,969	2,406
Amortization of intangible assets	8,158	331
Unrealized gain on changes in fair value of biological assets	(13,581)	(11,096)
Unrealized fair value adjustment on investments	279	587
Amortization of deferred financing costs	–	54
Interest and other income	3,812	2,579
Gain on senior secured convertible note	(11,670)	–
Noncash interest on convertible debentures	1,189	–
Noncash transaction fees	1,751	–
License depreciation and prepaid royalty expenses	–	89
Write-off of inventory and biological assets	615	–
Write down of inventory to net realizable value	36,197	(1,543)
Realized fair value amounts on inventory sold	12,760	4,806
Share of loss from investment in associate and joint ventures	2,149	1,073
Share-based compensation	4,034	2,930
Revaluation of financial instruments (gain)/loss	(27,467)	(733)
Impairment losses	51,708	803
Loss on disposal of property, plant and equipment	329	78
(Gain) loss on exit of lease	–	(419)
Foreign exchange gain	(1,634)	–
Total items not affecting cash	75,655	3,023

Changes in non-cash operating working capital items
Trade receivables	1,502	(2,541)
Commodity taxes recoverable and other receivables	4,748	3,458
Prepaid expenses	3,470	(3,768)
Lease Receivable	27	–
Inventory	(6,434)	(12,688)
Biological assets	14,974	8,193
Accounts payable and accrued liabilities	(24,662)	5,401
Excise taxes payable	(3,636)	(2,985)
Income tax recoverable	(4,714)	–
Total non-cash operating working capital	(14,725)	(4,930)

Additional supplementary cash flow information is as follows:

For the three months ended	October 31, 2021	October 31, 2020
	$	$
Property, plant and equipment expenditure in accounts payable	2,106	4,898
Right-of-use asset additions	1,993	–
Capitalized borrowing costs	–	617
Interest paid	2,637	1,068

36. Income Taxes

The Company’s effective income tax rate was 0.1% for the three months ended October 31, 2021 (October 31, 2020 – nil%). The effective tax rate is different than the statutory rate primarily due to the non-recognition of deferred tax assets.

37. Subsequent Events

Facilities Closure Announcement

Subsequent to October 31, 2021 the Company announced that it intends to close three facilities acquired from recent business combinations. The facilities and the expected ending of operation dates are outlined below.

•	Kirkland Lake (cultivation), Ontario facility, which was acquired through the 48North acquisition, effective on January 31, 2022.
•	Brantford (cultivation), Ontario facility, which was acquired through the 48North acquisition, effective on January 31, 2022.
•	Stellarton (processing), Nova Scotia facility, which was acquired through the Zenabis acquisition, effective February 28, 2022.